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                                                                    EXHIBIT 16.1

In March 1998, BindView Development Corporation (the Company) changed independent accounting firms from Grant Thornton LLP to Price Waterhouse LLP. The Company dismissed Grant Thornton on March 6, 1998 in order to engage an independent accountant from the Big Six. The change in independent accountants was approved by the Audit Committee of the Company's Board of Directors.


The reports of Grant Thornton on the Company's financial statements for the years ended December 31, 1996 and December 31, 1995 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Company and Grant Thornton had not, in connection with the audit of the Company's financial statements for each of the prior two years ended December 31, 1996 and December 31, 1995, or in connection with the period from December 31, 1996, through March 6, 1998, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its reports.


There were no consultations with independent accountants other than Grant Thornton LLP on matters related to accounting principles or practices, financial statement disclosure, or auditing scope or procedure prior to the termination of the Company's relationship with Grant Thornton LLP.



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July 23, 1998



Securities and Exchange Commission
Washington, DC 20549

Re:  BindView Development Corporation
     File No. 333-52883

Dear Sir or Madam:

We have read this Exhibit 16.1 of Amendment No. 4 to Form S-1 of BindView Development Corporation dated July 23, 1998, and agree with the statements contained therein.

Very truly yours,



/s/ GRANT THORNTON LLP

GRANT THORNTON LLP